UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*

                               Southern Union Co.
                                 (Name of Issuer)

                                   Common Stock
                           (Title of Class of Securities)

                                     84403010
                                  (CUSIP Number)

Check the following box if a fee is being paid with this statement (X). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of  4  Pages

SCHEDULE 13G
CUSIP NO. 00794210
Page 2 of  4  Pages

1     NAME OF REPORTING PERSON:  Wanger Asset Management, L.P.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  36-3820584
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not applicable
           a ( )     b ( )
3     SEC USE ONLY
4     CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5     SOLE VOTING POWER:                                                    None
6     SHARED VOTING POWER:                                               317,400
7     SOLE DISPOSITIVE POWER:                                               None
8     SHARED DISPOSITIVE POWER:                                          317,400
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:      317,400
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ( ) Not applicable
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  6.04%
12    TYPE OF REPORTING PERSON:  IA

SCHEDULE 13G
CUSIP NO. 00794210
Page 3 of  4  Pages

1     NAME OF REPORTING PERSON:  Wanger Asset Management, Ltd.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not applicable
           a ( )     b ( )
3     SEC USE ONLY
4     CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5     SOLE VOTING POWER:                                                    None
6     SHARED VOTING POWER:                                               317,400
7     SOLE DISPOSITIVE POWER:                                               None
8     SHARED DISPOSITIVE POWER:                                          317,400
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:      317,400
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ( ) Not applicable
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  6.04%
12    TYPE OF REPORTING PERSON:  CO

SCHEDULE 13G
CUSIP NO. 00794210
Page 4 of  4  Pages

Item 1(a)     Name of Issuer:  South Union Co.

Item 1(b)     Address of Issuer's Principal Executive Offices:
                   400 W. 15th Street, Suite 900
                   Austin, Texas 78701

Item 2(a)     Name of Person Filing:
                   Wanger Asset Management, L.P. ("WAM");
                   Wanger Asset Management, Ltd., the sole general partner of WAM ("WAM LTD.")

Item 2(b)     Address of Principal Business Office:
                   227 West Monroe Street, Suite 3000
                   Chicago, Illinois 60606

Item 2(c)     Citizenship:
                   WAM is a Delaware limited partnership.
                   WAM LTD. is a Delaware corporation.

Item 2(d)     Title of Class of Securities:
                   common Stock

Item 2(e)     CUSIP Number:  84403010

Item 3        Type of Person:
                   (e) Investment adviser registered under section 203 of the Investment Advisers Act of 1940.

                        WAM LTD. is the sole general partner of WAM.

Item 4        Ownership (at December 31, 1993):

                   (a)  Amount owned "beneficially" within the
                        meaning of rule 13d-3:
                        317,400 shares

                   (b)  Percent of class:  6.04%

                   (c)  Number of shares as to which such person has:
                        (i)     sole power to vote or to direct the vote:
                                none
                        (ii)    shared power to vote or to direct the vote:
                                317,400
                        (iii) sole power to dispose or to direct the disposition of: none
                        (iv)    shared power to dispose or to direct
                                disposition of:  317,400

                        WAM serves as investment adviser to Acorn Investment Trust, Series Designated Acorn Fund (the "Trust"). Various of WAM's limited partners and employees are also officers and trustees of the Trust, but WAM does not consider the Trust to be controlled by such persons. Although the Trust is not controlled by WAM, pursuant to rule 13d-3(a) the 276,000 shares beneficially owned by the Trust, with respect to which the Trust has delegated to WAM shared voting power and shared dispositive power, are considered to be shares beneficially owned by WAM by reason of such delegated powers. In addition to the shares beneficially owned by the Trust, other clients other clients of WAM may own shares which are not included in the aggregate number of shares reported herein because WAM does not have or share voting or investment power over those shares.

Item 5        Ownership of Five Percent or Less of a Class:
                   Not applicable

Item 6        Ownership of More Than Five Percent on behalf of Another Person:
                   The shares reported herein have been acquired on behalf of discretionary clients of WAM. Persons other than WAM are entitled to receive all dividends from, and proceeds from the sale of, those shares.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
                   Not applicable

Item 8        Identification and Classification of Members of the Group:
                   Not applicable

Item 9        Notice of Dissolution of Group:
                   Not applicable

Item 10       Certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                  Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1994               WANGER ASSET MANAGEMENT, LTD., for
                                         itself and as general partner for
                                         WANGER ASSET MANAGEMENT, L.P.

                                       By: /s/ Robert M. Slotky
                                           ------------------------------------
                                               Robert M. Slotky
                                               Chief Financial Officer